

Contact:
Maky Zanganeh
Vice President of Business Development
408-215-3605

Pharmacyclics Announces Global Strategic Alliance with Les Laboratoires Servier
Pharmacyclics to Maintain all US Rights

Conference Call to discuss the company's third quarter financial results is scheduled for April 23, 2009 at 11:00 a.m. EDT (8:00 a.m. PDT).

SUNNYVALE, Calif., April 17, 2009 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced that it has entered into a global strategic alliance with Servier, the leading French independent pharmaceutical company. The alliance will focus on the research, development, and commercialization of Pharmacyclics' PCI-24781, an orally active, novel, small molecule inhibitor of Pan HDAC enzymes, that is currently in Phase I/II clinical trials in the United States and being developed for the treatment of solid tumors and hematologic malignancies. Pharmacyclics expects that this alliance will enable it to aggressively pursue its goal of developing and commercializing its innovative anti-cancer Pan HDAC inhibitor agents.

"This alliance with Servier allows us to accelerate our productive discovery efforts, to expand our clinical development capabilities and potentially commercialize our unique and differentiated Pan HDAC inhibitor product outside of the United States in rapid fashion," said Robert W. Duggan, Chairman and Chief Executive Officer of Pharmacyclics. "We are honored to be partnering with the Servier Company, they are incredibly professional in all aspects of their business dealings. Their success and advancement of human healthcare is respected around the world."

Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the Pan HDAC inhibitor product worldwide except for the United States and will pay a **royalty to Pharmacyclics** on sales outside of the United States. Pharmacyclics will continue to own all rights within the United States. Pharmacyclics will receive from Servier upfront payments totaling **$11 Million** on signing the contract and an additional guaranteed **$4 Million** for research collaboration over a 24 month period, paid in equal increments every 6 months with the initial payment due October 1, 2009. Servier will pay for all development costs outside the United States. In addition Pharmacyclics will receive **$24.5 Million** based on the achievement of certain milestones up to and including commercialization.

"The collaboration will focus on the clinical development of PCI-24781, as well as to support ongoing research and development of novel, increasingly selective HDAC inhibitors and gives us the opportunity to rapidly bring to market innovative, best-in-class treatments for cancer patients," said Dr. Maky Zanganeh, Vice President of Business Development for Pharmacyclics.

"The combination of Servier's outstanding clinical team with Pharmacyclics' research expertise in novel, small molecule inhibitors of Pan HDAC enzymes, presents a unique opportunity to develop this exciting new class of drugs to its full therapeutic potential," said Dr. Joseph J. Buggy, Vice President of Research for Pharmacyclics.

Pharmacyclics also announced today it will hold a conference call to announce its third quarter fiscal 2009 financial results and achievements. The call is scheduled for April 23, 2009, at 11:00 a.m. EDT (8:00 a.m. PDT). To participate in the conference call, please dial 866-727-3220 for domestic callers and 706-643-1591 for international callers. The conference ID is 95994112. To access the audio broadcast or the subsequent archived recording, log on to http://www.pharmacyclics.com. The archived version of the webcast will be available on the company's website for one month.

About Servier

Servier is the leading, independent pharmaceutical company in France and the third in the world. Servier was founded in 1954 by chairman, Jacques Servier, MD, PharmD. The Servier Group is established in 140 countries with its main therapeutic products used to treat diabetes, cardiovascular disease, CNS disorders, oncology and rheumatology. More than 25% of Servier's revenue is invested in Research & Development (R&D). Servier has 20,000 employees worldwide, including nearly 3,000 in R&D. (For further information please see the website at www.servier.com).

About Pharmacyclics

Pharmacyclics® is committed to creating and developing novel pharmaceutical products that treat serious unmet medical needs in oncology and autoimmune diseases. Its deep and broad pipeline includes four innovative drug candidates that are currently under clinical development. The Company is headquartered in Sunnyvale, California and is listed on NASDAQ under the symbol PCYC. (About Pharmacyclics see the website at http://www.pharmacyclics.com).

About PCI-24781

HDAC inhibitors are a class of compounds that inhibit histone deacetylation, a process that regulates gene expression. PCI-24781 is an oral compound currently in multiple Phase I clinical trials in solid tumors and hematological malignancies. PCI-24781 is in a Phase I clinical study in patients with advanced solid tumors and in a Phase I/II clinical study in patients with Non-Hodgkins lymphomas.

Following chemotherapy or radiation treatment, some patients' tumors may turn on certain genes as a strategy by the tumor to adapt to the therapy and become resistant to cell death. One example of a genetic change that occurs in many cancers is the activation of the DNA repair gene RAD51. In response to treatment with DNA-damaging chemotherapy or radiation, tumors will often turn on DNA repair genes such as RAD51 as an adaptive strategy to help the tumor repair the

DNA damage done by these agents. In pre-clinical models, PCI-24781 was able to turn off RAD51 (and other DNA repair genes), effectively blocking the ability of the tumor to repair its damaged DNA, sensitizing the tumor to chemotherapy and radiation. PCYC has patented the predictive use of the biomarker RAD51 which was found by Pharmacyclics' scientists to potentially underlie resistance to therapy and may be used as a predictive measure of HDAC inhibitor activity that could be useful in the clinic.

NOTE: This announcement may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our expectations and beliefs regarding our future results or performance. Because these statements apply to future events, they are subject to risks and uncertainties. When used in this announcement, the words "anticipate", "believe", "estimate", "expect", "expectation", "should", "would", "project", "plan", "predict", "intend" and similar expressions are intended to identify such forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements. Additionally, you should not consider past results to be an indication of our future performance. For a discussion of the risk factors and other factors that may affect our results, please see the Risk Factors section of our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and quarterly reports on Form 10-Q. We do not intend to update any of the forward-looking statements after the date of this announcement to conform these statements to actual results, to changes in management's expectations or otherwise, except as may be required by law.

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